UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2025

Commission file number: 001-38350

Lithium Argentina AG

(Translation of Registrant's name into English)

Dammstrasse 19, 6300 Zug, Switzerland

(Address of Principal Executive Office)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(North American Mailing Address)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]          Form 40-F  [  ]

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Material Change Report dated January 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025	Lithium Argentina AG

	By:	/s/ Alex Shulga
	Name:	Alex Shulga
	Title:	Vice President and Chief Financial Officer